Exhibit 28.1

                        NORTHEAST INDIANA BANCORP, INC.
      648 North Jefferson Street, P.O. Box 70 / Huntington, Indiana 46750
                                  219-356-3311


                                               FOR IMMEDIATE RELEASE
                                               JULY 17, 1998
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES SECOND QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $587,000 ($0.39 per basic share) for the Company's second quarter ended June 30, 1998 compared to net income of $522,000 ($0.34 per basic share) for the second quarter ended June 30, 1997, an increase of 12.5%. The current three months earnings represents an annualized return on average assets (ROA) of 1.16% and a return on average equity (ROE) of 8.84%.

Stephen E. Zahn, President and Chief Executive Officer, attributes the $65,000 increase in second quarter earnings for June 30, 1998 compared with June 30, 1997 to improved net interest income of $1,760,000 for the three months ended June 30, 1998 versus $1,542,000 for the comparable period in 1997. This income was partially reduced by higher non-interest expenses of $887,000 for 1998 compared to $768,000 for 1997. This increased expense was primarily due to costs associated with employee stock benefit plans and increases in compensation including additional staff needed to serve our customer growth. The data processing costs also increased due to the non-capitalized expenses incurred with the installation of a wide area network, software upgrades and training. The wide area network and new software will be completed in the third quarter of 1998. These improvements will increase our processing efficiencies.

Results for the first half of the year showed net interest income at $3.53 million for the six months ended June 30, 1998 compared to $3.04 million for the six months ended June 30, 1997, a 15.9% increase. Net interest margin of 3.61% is based on net interest income divided by average earning assets net of reserves. The net interest margin for the six months ended 1998 of 3.61% has decreased compared to the same period 1997 of 3.65%. This decrease is a result of NEIB's efforts to improve ROE using stock buybacks, which have utilized liquid assets resulting in additional borrowings of the Company. Net interest margin is also affected adversely because loan products are being refinanced at lower rates along with new loans during this lower rate environment. Further, due to strong retail loan growth during this twelve month period, the Company was required to take on additional interest bearing liabilities using both FHLB advances and deposits which directly affected the net interest margin ratio. Net income for the first half of the year was $1,130,000 (or $0.75 per share) compared to the first half of 1997's net income of $1,015,000 (or $0.65 per share) a $115,000 (or $0.10 per share) increase. ROE for the six months ended June 30, 1998 was 8.39% compared to 7.64% for the same period 1997, an increase of 0.75% or a 9.8% favorable change. Total assets at June 30, 1998 of $203.3 million compared to June 30, 1997 assets of $176.3 million reflects a 15.3% increase. Shareholder equity at June 30, 1998 was $26.5 million compared to $26.8 million at June 30, 1997. The buybacks of $2.5 million of Treasury stock during that period and dividends paid accounted for the decrease in equity, which leverages the Company's remaining equity and tends to improve return on shareholders' equity.

The book value of NEIB's stock is $16.07 per share as of June 30, 1998 and the last reported trade of the stock in June was at $21.25 per share.

The board of directors of First Federal Savings Bank has approved and management is in the process of applying to the OTS for expanding the charter to include Trust powers. The bank's board also approved and management is in the process of establishing a wholly owned subsidiary as a service corporation under the Bank to provide financial service products including but not limited to mutual funds, brokerage, and insurance products.

The Bank has hired a person with 28 years experience in trust services to provide the expertise these new initiatives will require. This individual for the last six years has served as the senior trust officer responsible for managing over $100 million in trust assets.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -More-
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                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
--------------------------------------------------------------------------------

                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                                             June 30,    December 31, 1997
                                                              1998
                                                          ------------   -----------------
                                     ASSETS

Interest-earning cash and cash equivalents                   2,486,132        3,036,847
Noninterest earning cash and cash equivalents                2,404,049        1,782,839
                                                          ------------     ------------
   Total cash and cash equivalents                           4,890,181        4,819,686
Interest earning deposits in financial institutions            100,000          100,000
Securities available for sale                               15,385,534       14,628,590
Securities held to maturity estimated market value of
 $563,000 and $757,000 at June 30, 1998
 and December 31, 1997                                         563,221          756,846
Loans receivable, net of allowance for loan loss at
 June 30, 1998 of $1,316,000 and at December 31,
 1997 of $1,194,000                                        177,888,932      174,538,907
Real estate owned                                                 --               --
Accrued interest receivable                                    469,531          511,950
Premises and equipment                                       2,048,910        1,964,374
Other assets                                                 1,916,777        2,048,244
                                                          ------------     ------------
    Total Assets                                          $203,263,086     $199,368,597
                                                          ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                   122,040,489      107,549,786
Borrowed Funds                                              54,118,114       63,521,682
Accrued interest payable and other liabilities                 591,987        1,004,495
                                                          ------------     ------------
    Total Liabilities                                     $176,750,590     $172,075,963
                                                          ------------     ------------

Shareholders' Equity                                        26,512,496       27,292,634
                                                          ------------     ------------

    Total Liabilities and Shareholder's Equity            $203,263,086     $199,368,597
                                                          ============     ============

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
                        CONSOLIDATED STATEMENTS OF INCOME

                                                   Three Months Ended             Six Months Ended
                                                       June 30th                     June 30th
                                                  1998           1997           1998           1997
                                               ----------     ----------     ----------     ----------
Total interest income                           4,018,623      3,424,247      7,991,877      6,739,387
Total interest expense                          2,258,857      1,882,731      4,464,579      3,695,021
                                               ----------     ----------     ----------     ----------
   Net interest income                         $1,759,766     $1,541,516     $3,527,298     $3,044,366
                                               ----------     ----------     ----------     ----------
Provision for loan losses                          90,000         58,500        180,000        117,000
                                               ----------     ----------     ----------     ----------
   Net interest income after provision for
   Loan losses                                 $1,669,766     $1,483,016     $3,347,298     $2,927,366
                                               ----------     ----------     ----------     ----------

Total noninterest income                          170,131        154,860        339,539        270,918
Total noninterest expenses                        886,659        768,192      1,833,883      1,520,231
                                               ----------     ----------     ----------     ----------

  Income before income tax expenses            $  953,238     $  869,684     $1,852,954     $1,678,053
                                               ----------     ----------     ----------     ----------

Income tax expenses                               366,552        348,054        722,723        662,684
                                                                             ----------     ----------

     Net Income                                $  586,686     $  521,629     $1,130,231     $1,015,369
                                               ==========     ==========     ==========     ==========

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
                             SELECTED FINANCIAL DATA
                                                                    Three Months Ended        Six Months Ended
                                                                         June 30th               June 30th
                                                                    1998         1997         1998         1997
                                                                   ------       ------       -----        -----
Basic Earnings per share                                           $ 0.39       $ 0.34       $0.75        $0.65
Dilutive Earnings per share                                        $ 0.38       $ 0.33       $0.71        $0.62
Net interest margin                                                  3.57%        3.65%       3.61%        3.65%
Return on average assets                                             1.16%        1.19%       1.12%        1.18%
Return on average equity                                             8.84%        7.87%       8.39%        7.64%
                                                                   At June 30th
Stockholders' equity as a % of total assets                         13.04%       15.19%
Book value per share                                               $16.07       $15.19